FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc
31 January 2005                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 7,344,011

Bank of New York Nominees - 2,330,870

Northern Trust - 474,052

Chase Nominees Ltd - 22,706,093

BT Globenet Nominees Ltd - 733,761

Midland Bank plc - 6,797,518

Cede & Co. - 98,300

Bankers Trust - 2,050,400

Barclays Bank - 332,400

Citibank London - 9,400

Royal Trust - 10,000

Nortrust Nominees - 6,698,369

Royal Bank of Scotland - 83,300

MSS Nominees Limited - 63,200

State Street Bank & Trust Co - 102,100

Citibank - 9,300

Citibank NA - 53,100

HSBC Bank plc - 10,200

Mellon Bank NA - 175,700

ROY Nominees Limited - 41,300

Mellon Nominees (UK) Limited - 1,554,848

HSBC - 40,600

JP Morgan Chase Bank - 1,627,179

TOTAL Capital Guardian Trust Company 53,346,001


State Street Nominees Limited - 587,586

Bank of New York Nominees - 7,783,675

Northern Trust - 2,397,341

Chase Nominees Ltd - 4,362,013

Midland Bank plc - 275,400

Bankers Trust - 420,377

Barclays Bank - 301,800

Citibank London - 924,768

Morgan Guaranty - 381,600

Nortrust Nominees - 5,707,331

Royal Bank of Scotland - 573,500

MSS Nominees Limited - 65,800

State Street Bank & Trust Co - 1,042,966

National Westminster Bank - 77,800

Lloyds Bank - 16,500

Citibank - 95,664

Citibank NA - 24,000

Deutsche Bank AG - 1,432,407

HSBC Bank plc - 1,377,769

Mellon Bank NA - 410,465

Northern Trust AVFC - 165,074

KAS UK - 93,153

Mellon Nominees (UK) Limited - 216,700

Bank One London - 281,600

Clydesdale Bank plc - 86,200

JP Morgan Chase Bank - 20,400

TOTAL Capital International Limited 29,121,889


Bank of New York Nominees - 17,600

Northern Trust - 10,900

Chase Nominees Ltd - 1,538,271

Credit Suisse London Branch - 23,600

Midland Bank plc - 72,800

Barclays Bank - 108,500

Citibank London - 18,800

Nortrust Nominees - 10,600

Morgan Stanley - 14,200

Royal Bank of Scotland - 69,511

J.P. Morgan - 1,126,737

State Street Bank & Trust Co. - 78,300

National Westminster Bank - 35,100

Lloyds Bank - 50,159

Citibank NA - 19,200

Deutsche Bank AG - 74,000

HSBC Bank plc - 245,200

HSBC - 14,300

TOTAL Capital International SA 3,527,778


State Street Nominees Limited - 3,590,727

Bank of New York Nominees - 998,913

Northern Trust - 64,300

Chase Nominees Ltd - 4,163,320

Midland Bank plc - 115,700

Bankers Trust - 25,400

Citibank London - 43,700

Brown Bros. - 69,900

Nortrust Nominees - 557,213

Royal Bank of Scotland - 73,100

State Street Bank & Trust Co. - 330,732

Sumitomo Trust and Banking - 20,300

Citibank - 43,977

RBSTB Nominees Ltd - 16,100

Citibank NA - 664,832

HSBC Bank plc - 127,437

JP Morgan Chase Bank - 245,700

TOTAL Capital International Inc 11,151,351


State Street Nominees Limited - 43,341,737

TOTAL Capital Research and Management Company 43,341,737


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

28 January 2005

12. Total holding following this notification

140,488,756 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

3.97%

14. Any additional information

Previously notified 4.856% on 10 January 2005

Shares in issue as at 31 January 2005 - 3,535,908,413

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

31 January 2005

www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 31 January 2005                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary